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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F. [X]             Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

CEZ, a. s.
Preliminary results in accordance with the IFRS as at December 31, 2005 (in millions of CZK )

     Tangible Fixed Assets, Nuclear Fuel and Fixed Assets
Under Construction in Total                                     175,555
     Total Other Fixed Assets                                    83,103
     Total Current Assets                                        15,550

Total Net Assets                                                274,208
                                                               ========

     Total Shareholders` Equity                                 174,276
     Total Long-Term Liabilities                                 66,329
     Deferred Tax Liabilities                                    13,021
     Total Short-Term Liabilities                                20,582

Total Liabilities                                               274,208
                                                               ========

     Total Operating Revenues                                    67,644
     Total Operating Costs                                       48,035
           Of which: amortization                                13,770
     Total Other Costs and Revenues                                -849
Profit Before Tax                                                20,458
     Income Tax                                                   2,823
Profit After Tax                                                 17,635
                                                               ========

                    PRESS RELEASE ON THE CEZ RESULTS FOR 2005

In 2005, CEZ' (non-consolidated) net profit was CZK 17.6bn, representing a year-on-year increase by more than CZK 7 billion.

Last year, CEZ generated an operating profit of almost CZK 20 billion (exactly CZK 19,609,000,000), representing a year-on-year increase by 52 per cent. The net profit was CZK 17,635,000,000, representing a year-on-year increase by 70 per cent. The increase in the net profit reflects both the good results as well as the positive direction in the financial management. The company's sales increased by CZK 5.4bn, while operating costs decreased by more than CZK 1.3bn.

"Last year was very successful for us. From the historical point of view, we reached the highest profit, which may serve as an example. We exceeded even our own estimate from the beginning of the previous year. We will certainly maintain the trend this year,

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and I strongly believe that the results will be even better. However, the important thing is that investors consider the results and the trend to be sound, because our last year's share quotation increased by another 116%, causing the assets of our shareholders to appreciate in value by CZK 234bn. The CEZ Group has extended its presence in the Balkans by adding the Romanian distributor, Electrica Oltenia, to the three Bulgarian distributors. We were also active on the Polish market where we acquired two power plants, namely Skawina and Elcho. In the Czech Republic, the CEZ Group acquired Severoceske doly, managed to keep Severoceska energetika in the Group, and gained full control over Skoda Praha. We also opened our sales agencies in a number of neighboring countries. For the future, this is a promising perspective for increase in financial results," said Martin Roman, Chairman of the Board of Directors and General Manager of CEZ.

On a year-on-year basis, the operating profit increased by more than 50 per cent to CZK 19.6bn thanks to higher proceeds for electricity accompanied by the 2.6% reduction in costs. The year-on-year improvement by CZK 1bn in the financial area was caused mainly by dividends from subsidiaries.

"We are happy about the fact that despite the significant increase in sales we managed to keep our costs under control even after exclusion of favorable effects of the CO2 permits sold. As regards costs related to power generation, we have significantly reduced repair costs, partially due to lessening general overhaul, and we have also reduced the fuel costs," said Petr Voboril, Financial Manager of CEZ.

Introduction of the trading in CO(2) permits, together with the cut-down of export opportunities, resulted in the new margin optimizing system. CEZ focused particularly on the supplies for the Czech market. CEZ supplied the Czech market with 51.4 TWh, which represents a 1.6 TWh increase on a year-on-year basis. The highly competitive price offer of CEZ has caused its market share to increase by 2.3% to 69.2%.

"In the upcoming years, we will continue focusing on the Central European market. We envisage that our sales in the Czech Republic will further increase, as the consumption increases by 2-3% every year. We will also extend our supplies to the Slovak market, where one nuclear and several coal plants are to be de-commissioned. On the other hand, we envisage that the output of power plants will not suffice to maintain our previous exports to the West. Last year, we also increased our sales for supporting services by CZK 0.9bn, i.e. 18%. This was caused, among other things, by the fact that CEZ introduced these services also in Slovakia," said Alan Svoboda, Vice-Chairman of the Board of Directors and Business Manager of CEZ.

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Table: Financial Results of CEZ (non-consolidated) for 2005 (preliminary)

                                     (CZK million)    year-on-year change
                                     -------------    -------------------
  Operating Proceeds                        67 644                  + 8.7%
  - Power Sales                             65 199                  + 8.7%
  Operating Costs                           48 035                  - 2.6%
  Operating Profits                         19 609                 + 52.1%
  Profit Before Tax                         20 458                 + 61.0%
  Profit After Tax                          17 635                 + 69.7%

Note: Prepared in accordance with the International Accounting Standards

Ladislav Kriz
CEZ Spokesman

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         CEZ, a. s.
                                                  -----------------------
                                                        (Registrant)

Date:  February 28, 2006


                                                  By: /s/ Libuse Latalova
                                                     --------------------
                                                          Libuse Latalova
                                                  Head of Finance Administration

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